UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549



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                                SCHEDULE 13G

                  Under the Securities Exchange Act of 1934

                     (Amendment No.         1         )*

                                Salomon Inc.
                              (Name of Issuer)

              6.125% PRI Common Equity-Linked Securities Due 1997
                      (Title of Class of Securities)

                                  79549B487
                               (CUSIP Number)


Check the following box if a fee is being paid with this statement .
(A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.


The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




SEC 1745 (2/92)	Page 1 of  5 pages


CUSIP No. 79549B487    13G           Page ______ of ______ Pages

1. NAME OF REPORTING PERSON
   S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

(1) Highbridge Capital Corporation - not applicable
(2) Highbridge Capital Management, Inc. - 13-3530960

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                            	(a)[  ]
                            	(b)[  ]

3. SEC USE ONLY

4. CITIZENSHIP OR PLACE OF ORGANIZATION

(1) Highbridge Capital Corporation - Cayman Islands, British West Indies
(2) Highbridge Capital Management, Inc.. - State of Delaware

NUMBER OF
SHARES       	5. SOLE VOTING POWER        0

BENEFICIALLY
OWNED BY     	6. SHARED VOTING POWER       0

EACH
REPORTING     7. SOLE DISPOSITIVE POWER     0

PERSON
WITH          8. SHARED DISPOSITIVE POWER    0

9. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                    0

10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
                                                    [  ]

11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
                                              0%

12. TYPE OF REPORTING PERSON*
(1) Highbridge Capital Corporation - BD
(2) Highbridge Capital Management, Inc.- exempt from registration as an IA


*SEE INSTRUCTION BEFORE FILLING OUT!

Page 2 of  5 pages


Item 1.

(a)	Name of Issuer		     Salomon Inc.
(b)	Address of Issuer's Principal Executive Offices: Seven World Trade
Center, New York, NY   10048


Item 2.

(a)	Name of Person Filing

   	(1)	Highbridge Capital Corporation
   	(2)	Highbridge Capital Management, Inc.

(b) 	Address of Principal Business Office or, if none, Residence
(1)	Highbridge Capital Corporation
The Residence, Unit #2, South Church Street,
Grand Cayman, Cayman Islands, British West Indies
(2)	Highbridge Capital Management, Inc.
767 Fifth Avenue
New York, New York  10153

(c) 	Citizenship
(1)	Highbridge Capital Corporation - Cayman Islands, British West Indies
(2)	Highbridge Capital Management, Inc. - State of Delware

(d) 	Title of Class of Securities		6.125% PRI Common Equity-Linked
Securities due 1997

(e) 	CUSIP Number		79549B487


Item 3.		If this statement is filed pursuant to Rule 13d-1(b),
or 13d-2(b), check whether the person filing is a:

(a)[] Broker or Dealer registered under Section 15 of the Act
    (Highbridge Capital Corporation)
(b) Bank as defined in section 3(a)(6) of the Act
(c) Insurance Company as defined in section 3(a)(19) of the act
(d) Investment Company registered under section 8 of the Investment
    Company Act
(e)[] Investment Adviser registered under section 203 of the Investment Advisers Act of 1940 (Dubin & Swieca Capital Management, Inc.)
    Highbridge Capital Management, Inc. is the trading manager of Highbridge Capital Corporation. Highbridge Capital Management, Inc. is exempt from registration as an investment adviser. The persons at Highbridge Capital Management, Inc. who actually exercise the power to dispose of and the power to vote the investments of Highbridge Capital Corporation are registered as registered representatives of Highbridge Capital Corporation, a registered broker/dealer.
(f)	Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment
    Fund; see 240.13d-1(b)(1)(ii)(F)
(g) Parent Holding Company, in accordance with 240.13(d)(ii)(G)
    (Note: See Item 7)
(h) Group, in accordance with 240.13d(b)(1)(ii)(H)



	Page 3 of  5 pages



Item 4.		Ownership

(a) 	Amount Beneficially Owned	         0
(b) 	Percent of Class	                  0%
(c) 	Number of shares as to which such person has:
   	(i)	sole power to vote or to direct the vote	    0
   	(ii)	shared power to vote or to direct the vote  0
    (iii)	sole power to dispose or to direct the disposition of	 0
   	(iv)	shared power to dispose or to direct the disposition of	0


Item 5.	Ownership of Five Percent or Less of a Class

      		Inapplicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

      		Inapplicable

Item 7.	Identification and Classification of the Subsidiary Which
        Acquired the Security Being Reported on By the Parent Holding Company

       Inapplicable

Item 8.	Identification and Classification of Members of the Group

      		Inapplicable

Item 9.	Notice of Dissolution of Group

       	Inapplicable


Item 10.	Certification


                           	SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


2/12/98
_________________
Date

Howard Feitelberg
_________________
Signature



Howard Feitelberg / Controller, Highbridge Capital Corporation
Name/Title


Page 4 of  5 pages

2/12/98
__________________
Date

Ronald S. Resnick
___________________
Signature



Ronald S. Resnick / Managing Director, Highbridge Capital Management, Inc.

Name/Title